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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

or

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number 0-23282

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Natural MicroSystems Corporation 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Natural MicroSystems Corporation

100 Crossing Boulevard

Framingham, Massachusetts 01702

Natural MicroSystems Corporation 401(k) Plan

Index of Financial Statements and Supplemental Schedule

December 31, 1999 and 1998

Page(s)
Report of Independent Accountants	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998	4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999	5
Notes to Financial Statements	6–9
Supplemental Schedule:
Schedule H, Part IV, Line 4i—Form 5500—Assets Held for Investment Purposes for the year ended December 31, 1999	10
Exhibits:
Exhibit 1—Consent of Independent Accountants	12

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Report of Independent Accountants

To the Participants and Administration of
the Natural MicroSystems Corporation 401(k) Plan

    In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Natural MicroSystems 401(k) Plan (the "Plan") at December 31, 1999 and 1998, and the changes in nets assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    In our report dated June 29, 1999, we were unable to, and did not, express an opinion on the 1998 financial statements because, at the instruction of the plan administrator, we did not perform any auditing procedures with respect to the information summarized in Note E to those financial statements. In conjunction with our audit of the 1999 financial statements, the plan administrator instructed us to perform, and we did perform, an audit of the 1998 financial statements in accordance with auditing standards generally accepted in the United States of America. Accordingly, we are now able to express an opinion on the 1998 financial statements.

    Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Boston, MA

October 13, 2000

Natural MicroSystems Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 1999 and 1998

	1999	1998
Assets
Investments (Note 3)	$11,516,927	$7,267,302
Receivables:
Participant contributions	73,581	37,296
Employer contributions	21,532	8,295

Total receivables	95,113	45,591

Total assets	11,612,040	7,312,893

Net assets available for benefits	$11,612,040	$7,312,893

The accompanying notes are an integral part of these financial statements.

Natural MicroSystems Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 1999

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,657,885
Interest and dividends	709,230

2,367,115

Contributions:
Employer contributions	456,969
Participant contributions	1,642,172
Rollover contributions	217,896

2,317,037

Total additions	4,684,152

Deductions:
Deductions from net assets attributed to:
Administrative expenses	1,500
Participant benefits	383,505

Total deductions	385,005

Net increase	4,299,147
Net assets available for benefits:
Beginning of year	7,312,893

End of year	$11,612,040

The accompanying notes are an integral part of these financial statements.

Natural MicroSystems Corporation 401(k) Plan

Notes to Financial Statements

1.  Description of Plan

    The following description of the Natural MicroSystems Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

    The Plan is a defined contribution plan covering all full-time employees of Natural MicroSystems Corporation (the "Company"), who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

    Each year, participants may contribute up to 15 percent of pretax annual compensation including cash bonuses, not to exceed $10,500. The Company will match 50 percent of the participant's contribution up to 6 percent of the participant's compensation. Company matching contributions will be made on a semimonthly basis. The Company may also elect to make additional discretionary contributions, however, did not do so during 1999.

Participant Accounts

    Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, plan earnings and charged with an allocation of administrative expenses to the extent these expenses are not borne by the Company. Allocations are based on salary deferral elections, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution and discretionary contribution is based on years of continuous service. A participant is 100 percent vested after three years of continuous service. A participant becomes automatically fully vested upon attainment of normal retirement age, upon disability or death, or upon termination of the Plan.

Investment Options

    Upon enrollment in the Plan, a participant may direct employee contributions, in increments of one percent, among the investment options made available under the Plan. Employer matching contributions are allocated according to employee contribution selections.

Participant Loans

    Participant loans are permitted under the Plan. A participant may apply for a loan of a portion of their vested account balance. They can borrow up to 50% of the vested account balance. The minimum loan is $1,000 and the maximum amount is $50,000. New loan interest rates are set at the current prime rate plus 1 percent. At both December 31, 1999 and 1998, loan interest rates ranged from 8% to 10%.

Payment of Benefits

    On termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures

    Forfeited nonvested accounts totaled $1,783 and $3,726 at December 31, 1999 and 1998, respectively. These amounts will be allocated to eligible participants in the current year in the same manner as the employee contributions.

2.  Summary of Significant Accounting Policies

Basis of Accounting

    The financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

Presentation

    Certain prior year amounts have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

    Investments in registered investment companies are valued at quoted market prices which represent the net asset value of shares of registered investment companies held by the Plan at year-end. Loans to participants are valued at cost plus accrued interest which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded as earned on the accrual basis.

    The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses during the year and the unrealized appreciation (depreciation) during the year on those investments.

Contributions

    Employee contributions are recorded in the period in which the employee payroll deductions are made. Matching contributions from the Company are accrued on the last day of the related quarter and are allocated based upon the participant's contribution selections.

Payment of Benefits

    Benefits and withdrawals are recorded when paid.

Expenses

    Administrative expenses incurred by the Plan were $1,500 for the year ended December 31, 1999. These expenses were for loan administration and were paid from the borrower's net assets. All other administrative fees were borne by the Company.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

    The Plan provides for various investment options in any combination of mutual funds and other investment securities including the Company's common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.  Investments

    The following table separately identifies the Plan's investments that represent 5 percent or more of the Plan's net assets.

	December 31,
	1999	1998
Description
Riggs FDS Prime Money Market Fund	$704,258	$574,623
Bond Fund of America	712,805	690,074
AIM Balanced Fund	1,283,013	881,393
Franklin Strategic Small Cap Fund	1,362,101	436,893
IVY International Fund	1,129,012	862,867
Washington Mutual Investment Fund	1,360,812	953,492
Fidelity Advisor Growth Opportunities Fund	3,611,579	2,612,978
Natural MicroSystems Corporation Common Stock	1,186,493	98,414

    During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,657,885 as follows:

Mutual Funds	$569,615
Common Stock	1,088,270

$1,657,885

    During 1999, the Plan's investments in the Company's common stock was moved into a unitized fund at Riggs Bank, the Natural MicroSystems 401(k) Unitized Stock Fund (the "Fund"), which is comprised of a short-term investment fund component and also shares of common stock of the Company. The unit values of the Fund are recorded and maintained by Riggs Bank, N.A., trustee of the Plan. During the year ended December 31, 1999, the Plan purchased units in the Fund in the amount of $4,219,900 and sold units in the Fund in the amount of $258,295. The total value of the Plan's interest in the Fund was $1,252,644 at December 31, 1999.

4.  Tax Status

    The Internal Revenue Service has determined and informed the Company, by a letter dated May 19, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.  Plan Termination

    Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of a plan termination all amounts credited to a participant account will be fully vested and will be paid out to the participants as directed by the Company.

6.  Related Party Transactions

    Loans to participants qualify as party-in-interest transactions.

    The Plan invests in common stock of Natural MicroSystems Corporation, the employer, and transactions in this common stock are party-in-interest transactions.

    The Plan invests in the RIMCO Prime Money Market Fund, which is managed by Riggs Bank, N.A., the Plan's trustee, therefore, transactions in this fund are party-in-interest transactions.

7.  Reconciliation of Financial Statements to Form 5500:

    The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

December 31, 1999
Net assets available for plan benefits per the financial statements	$11,612,040
Less: employer contribution receivable	(21,532)
employee contribution receivable	(73,581)

Net assets available for plan benefits per the Form 5500	$11,516,927

8.  SUBSEQUENT EVENTS

    Effective January 3, 2000, the Plan terminated its relationship with Riggs Bank, N.A., the custodian of the plan's assets during 1999, and transferred its assets to Massachusetts Mutual Life Insurance Company.

Natural MicroSystems Corporation 401(k) Plan

Schedule H, Part IV, Line 4i—Form 5500—Assets Held for Investment Purposes

December 31, 1999

Identity of Issue Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Units	Cost	Current Value
Riggs & Co*	RIMCO Prime Money Market Fund	704,258	**	$704,258
American Funds	Bond Fund of America	54,916	**	712,805
AIM Funds	AIM Balanced Fund	39,248	**	1,283,013
AIM Funds	AIM Money Market Fund	1,783	**	1,783
Franklin Funds	Franklin Strategic Small Cap Fund	30,866	**	1,362,101
IVY Funds	IVY International Fund	23,976	**	1,129,012
Washington Mutual	Washington Investment Fund	46,036	**	1,360,812
Fidelity Investments	Fidelity Advisor Growth Opportunities Fund	77,402	**	3,611,579
Natural MicroSystems*	Natural MicroSystems Company Stock	25,347	**	1,186,462
Participant loans*	Participant loans, interest rates of 8% to 10%	165,102	**	165,102
				11,516,927

*
Parties-in-Interest to the Plan

**
Cost omitted for participant directed investments

SIGNATURES

    Natural MicroSystems Corporation 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL MICROSYSTEMS CORPORATION 401(K) PLAN
Dated: December 20, 2000	By:	/s/ JAMES E. TOALE James E. Toale Vice President of Human Resources

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Report of Independent Accountants
SIGNATURES